

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2024

Gregg Budoi
Interim Chief Financial Officer
MCX Technologies Corp
176 South Capital Blvd.
Boise, Idaho 83702

> **Re: MCX Technologies Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 000-54918**

Dear Gregg Budoi:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Financial Statements, page F-1

1. Please note that your Form 10-K is considered delinquent since the annual financial statements have not been audited by an independent accountant registered with the PCAOB. As such, you should check "No" on the cover page to indicate that you have not filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months. Please amend your Form 10-K to include an audit opinion from a PCAOB independent registered public accounting firm as soon as practically possible. Refer to Rule 2-02 of Regulation S-X. In addition, your Form 10-Q for the quarterly period ended March 31, 2024 is delinquent, as Form 12b-25 permits an extension of only five calendar days from the prescribed due date. Please file your Form 10-Q for the quarterly period ended March 31, 2024 as soon as practically possible. Refer to Rule 8-03 of Regulation S-X.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Christopher Rowlison